

SEC MAIL
MAR - 1 2007
SECTION
199



SECUI 07003434 ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) **AND ENDING** 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MICG Investment Management, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11815 Fountain Way, Suite 400
(No. and Street)

Newport News VA 23606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Martinovich (757) 246-3665
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

BB 3/22

OATH OR AFFIRMATION

I, Jeff Martinovich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeffrey M Martinovich
Signature

Chairman / CEO
Title

Deborah E Deatherage
Notary Public Expires 5/31/09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

TABLE OF CONTENTS



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

MICG INVESTMENT MANAGEMENT, LLC
Statement of Financial Condition
December 31, 2006

ASSETS		
Cash	$	220,215
Receivable from clearing broker		70,859
Commissions and fees receivable		643,801
Property, equipment and leasehold improvements, at cost, net		818,891
Prepaid expenses and other assets		268,454
Total assets	$	2,022,220
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	327,221
Deferred rent		831,429
Notes and accounts payable to Credit Union Service Organizations		213,117
Total liabilities		1,371,767
Commitments and contingency		
Members' equity		650,453
Total liabilities and members' equity	$	2,022,220

The Notes to Statement of Financial Condition are an integral part of these statement.

Note 1. Organization and Summary of Significant Accounting Policies

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

Commissions receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the estimated useful life or the remaining lease term, whichever is less.

The Company is treated as a partnership for federal and state income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in this financial statement.

Note 2. Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

(Continued)

Note 2. Concentration of Credit Risks (Concluded)

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represents commissions from insurance contracts, mutual fund and managed future account trail fees, and investment banking fees.

Note 3. Clearing Agreement

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $25,000.

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consists of the following:

	2006
Computer equipment (3 to 5 years)	$ 30,605
Furniture and artwork (5 to 10 years)	220,538
Leasehold improvements (4 to 10 years)	776,203
	1,027,346
Less accumulated depreciation and amortization	208,455
	$ 818,891

Note 5. Credit Union Service Organizations ("CUSOs")

The Company originally had agreements with seven Virginia credit unions (comprising five CUSOs) originally to manage financial service entities owned by these credit unions. The purpose of those organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers. During 2005, two of the CUSOs merged.

The Company allocates corporate overhead to the four remaining managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2006, the Company had revolving lines of credit of $200,748 available with three CUSOs of which $191,368 was drawn and payable to the CUSOs. The unsecured lines bear interest at fixed rates ranging from 6% to 7%, except for one variable rate line which has a rate of prime plus 1.50%. They expire between September 2007 and October 2021.

Management of the Company and each CUSO has agreed to allow for right of offset of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of offset exists, the Company nets all due to and/or due from balances in the statement of financial condition.

Note 6. Commitments and Contingency

The Company leases facilities under five separate operating leases expiring between 2007 and 2017. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,

2007	$ 556,209
2008	$ 551,707
2009	$ 561,417
2010	$ 571,344
2011	$ 581,532

(Continued)

Note 6. Commitments and Contingency (Concluded)

As part of these leases, the Company received rent concessions covering both free rent periods and leasehold improvements. The leasehold improvements are measured at the landlord's cost. The leasehold improvements and the deferred rent are each amortized over the life of the lease on a straight-line method. The free rent periods are included in the future minimum lease payments stated above as adjustments to the gross amounts of rent due and expensed over straight-line basis over the life of the lease.

The Company has guaranteed 50% of the line of credit loans made by three Virginia credit unions to three CUSOs managed by the Company. At December 31, 2006, the outstanding loans totaled $191,368. The maximum potential future payment would be $95,684. The Company believes that, based on current facts and circumstances, a material payment pursuant to such guarantees is remote. These guarantees expire at various times but renew automatically.

Note 7. Health Benefits

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees.

Note 8. Profit-sharing Plan

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation.

Note 9. MICG Incentive Plan

This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

(Continued)

Note 9. MICG Incentive Plan (Concluded)

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or cancelled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or cancelled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units.

The transactions for the incentive units during 2006 were as follows:

Outstanding units at beginning of the year	$ 4,850
New units granted	-
Redeemed units	-
Outstanding units at end of the year	$ 4,850

As of December 31, 2006, no qualifying Liquidity Events have occurred; therefore, no related liabilities or expenditures have been recorded. Also, no units are exercisable at December 31, 2006.

Note 10. Related Party Transactions

The Company served as the General Partner and investment advisor of MICG Partners, L.P. (the "Partnership").

Note 11. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital deficiency of $658,299, before its requirement of $50,000. The deficiency was the result of an audit adjustment made to record leasehold improvements and related rent concessions pursuant to certain lease agreements (See Note 6). On February 16, 2007 upon notification to the Company of the audit adjustment to record the leasehold improvements and related rent payable, the members' contributed capital of $750,000.

(Unaudited) With the inclusion of the additional capital, the Company's net capital at February 16, 2007 was in excess of the requirement.

The Company's clearing agreement with its clearing broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2006, the Company's capital was deficient of this requirement by $783,299.

(Unaudited) With the inclusion of $750,000 of capital noted above, the Company was in excess of the clearing broker's capital requirements at February 16, 2007.


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
199
SECTION



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members of
MICG Investment Management, LLC

In planning and performing our audit of the financial statements and supplemental schedules of MICG Investment Management, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except as follows:

> The Company did not properly record certain leasehold improvements resulting from tenant improvements provided by the landlords on certain lease agreements. This bookkeeping error commenced when the Company entered into the first of such leases in February 2006. The result of this bookkeeping error was a failure to keep current the Company's books and records. This also resulted in a net capital deficiency as of December 31, 2006 and an inability to compute net capital properly throughout the period from February 2006 through the end of the year.



We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006 to meet the SEC's and the CFTC's objectives except as described in the above paragraph.

This report is intended solely for the information and use of the Members, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 27, 2007

END